OMB APPROVAL
                                                 -------------------------------
                                                           OMB Number: 3235-0058
                                                 -------------------------------
                                                       Expires: January 31, 2005
                                                 -------------------------------
                                                        Estimated average burden
                                                       hours per response...2.50
                                                 -------------------------------
                                                              SEC File # 0-16345
                                                 -------------------------------
                                                                 CUSIP 821373107
                                                 -------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  |_| Form 10-K  |_| Form 20-K  |X| Form 10-Q
|_| Form N-SAR

For Period Ended: June 30, 2002
                  -------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-K
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

===============================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
===============================================================================
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
===============================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
         Shelbourne Properties I, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant
-------------------------------------------------------------------------------
Former Name if Applicable
         P.O. Box 9507, 7 Bullfinch Place, Suite 500
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
         Boston, MA  02114
-------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          |X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report, transition report on Form

                    10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Shelbourne Properties I, Inc. (the "Company") is currently run by a management company and currently has no executive officers. As well, the Company, along with Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (collectively, the "Companies") has entered into a stock purchase agreement with HX Investors, L.P. ("HX Investors") and Exeter Capital Corporation, the general partner of HX Investors, pursuant to which HX Investors has conducted a tender offer that, if successful, will result in HX Investors gaining control of the Board of Directors of the Company and the resignation of the members of the current Board of Directors. That tender offer is scheduled to expire at midnight on Friday, August 16, 2002. In light of those facts, the Company intends to file its quarterly report on Form 10-Q on August 19, 2002.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Richard J. McReady                (212)                   319-2623
   -------------------------------    --------------         ------------------
             (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No
-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that a significant change in result of operations from the three months ended June 30, 2001 will be reflected by the earnings statements to be included in the subject report respecting the three months ended June 30, 2002. A narrative and quantitative explanation of the anticipated changes follows.

         Net income

         The Company incurred a net loss of $1,542,717 for the three months ended June 30, 2002, a decrease of $2,311,665, or 200% from $768,948 for the same period in 2001. This was primarily due to the incurrence of legal, professional and consulting fees resulting from lawsuits. The decrease in net income was also due to an increase in operating expenses of $112,867 primarily due to an increase in insurance costs as a result of an increase in insurance stemming from the terrorist attacks of September 11, 2001 and to the incurrence of additional real estate taxes. The increases in expenses were partially offset by an increase in rental revenue of $21,239 due to increases in base rent and common area maintenance charges. The Company incurred $172,733 of interest expense on the proceeds of the initial borrowing under the Credit Facility.

         Rental Revenues

         Rental revenues increased $21,239, or 2.5%, from $848,893 during the three months ended June 30, 2002 to $870,132 during the three months ended June 30, 2001 due to an increase in base rent.

         Income

         Income (defined as rental revenue, equity income from joint ventures, interest and other income) decreased by $49,910, or 27%, to $1,773,337 for the three months ended June 30, 2002 from $1,823,247 for the same period in 2001. Equity income from joint ventures decreased by $32,616 due to an increase in vacancies at the Seattle Tower property. Interest income decreased by $38,172, or 74.7%, as compared to the same period in 2001 due to significantly lower cash balances due to the Transaction. Other income decreased for the three months ended June 30, 2002 as compared to the same period ended June 30, 2001 by $361. These decreases were offset by an increase in rental revenues of $21,239.

         Costs and Expenses

         Total costs and expenses, including interest expense, for the three months ended June 30, 2002 amounted to $3,316,054, an increase of $2,261,755 from $1,054,299 in the same period in 2001. The increase is primarily due to an increase in general and administrative expenses due to increased legal, professional and consulting fees. The remaining costs and expenses, including interest expense, amounted to $1,023,431 for the three months ended June 30, 2002, an increase of $224,329, or 128%, from the same period in 2001.

         Operating expenses increased by $112,867, or 26%, to $435,425 for the three months ended June 30, 2002 as compared to $322,558 for the same period in 2001 due to an increase in insurance premiums as a result of the September 11, 2001 terrorist attacks and to the incurrence of additional real estate taxes. The Company also experienced higher depreciation and amortization expense due to real estate improvements and tenant procurement costs. Property management fees decreased slightly due to a decrease in rental collections. Expenses related to partnership asset management fees decreased by $184,224 for the three months ended June 30, 2002 from the same period in 2001 as the obligation to pay the partnership asset management fee terminated with the consummation of the Transaction.

         Interest expense for the three months ended June 30, 2002 on the note issued to PCIC in relation to the Transaction was $66,994 and on the funds borrowed by the Company under the Credit Facility on May 1, 2002 was $172,733. This is a first-time expense because prior to the conversion from a partnership to a REIT, no debt was allowed on any of the properties.

-------------------------------------------------------------------------------

                          Shelbourne Properties I, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:      August 14, 2002      By:
        ----------------------     ------------------------------
                                    Richard J. McReady
                                    Corporate Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form